Filed Pursuant to Rule 433

Dated September 23, 2010

Registration No. 333-160664

Relating to Preliminary Prospectus

Supplement dated September 23, 2010

and Prospectus dated July 17, 2020

PRICING TERM SHEET

4.950% Senior Notes due October 1, 2020

Issuer:	Washington Real Estate Investment Trust

Legal Format:	SEC Registered

Security:	4.950 % Senior Notes due October 1, 2020

Size:	$250,000,000

Expected Ratings (Moody’s/S&P)*:	Baa1 (Negative outlook) / BBB+ (Stable outlook)

Maturity Date:	October 1, 2020

Coupon (Interest Rate):	4.950%

Interest Payment Dates:	October 1 and April 1, commencing April 1, 2011

Price to Public:	99.199% of the principal amount plus accrued interest, if any, from September 30, 2010

Net Proceeds to Issuer (before expenses):	$246,372,500

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price and Yield:	100-20 / 2.553%

Spread to Benchmark Treasury:	+250 basis points

Yield to Maturity:	5.053%

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 40 basis points or at par on or after April 1, 2020

Trade Date:	September 23, 2010

Expected Settlement Date:	T + 5; September 30, 2010

CUSIP/ISIN:	939653 AL5 / US939653 AL53

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities, Inc. Raymond James & Associates, Inc.

Junior Co-Managers:

BNY Mellon Capital Markets, LLC

Morgan Keegan & Company, Inc.

RBC Capital Markets Corporation

RBS Securities Inc.

Robert W. Baird & Co. Incorporated

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Washington Real Estate Investment Trust has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents Washington Real Estate Investment Trust has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.